Exhibit 99.1
E-House Reports Third Quarter 2009 Results
Third Quarter 2009 Revenues Grew 119% Year-Over-Year;
Third Quarter 2009 Net Income Grew 220% Year-Over-Year
SHANGHAI, China, November 17, 2009 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2009.
Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold reached 3.3 million square meters in the third quarter of 2009, an increase of 235% from 1.0 million square meters for the same quarter in 2008. Total value of new properties sold was $4.3 billion in the third quarter of 2009, an increase of 314% from $1.0 billion for the same quarter in 2008.

•
Total revenues were $86.2 million for the third quarter of 2009, an increase of 119% from $39.3 million for the same quarter in 2008. Primary real estate agency service revenues were $59.4 million, an increase of 195% from $20.1 million for the same quarter of 2008.

•
Net income attributable to E-House shareholders was $34.9 million, or $0.43 per diluted ADS, for the third quarter of 2009, an increase of 220% from $10.9 million, or $0.13 per diluted ADS, for the same quarter in 2008.

•
Net income attributable to E-House shareholders excluding share-based compensation expenses (non-GAAP) was $37.2 million, or $0.46 per diluted ADS (non-GAAP), for the third quarter of 2009, an increase of 211% from $12.0 million, or $0.14 per diluted ADS (non-GAAP), for the same quarter in 2008. (See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.)

“Our strong third quarter results clearly demonstrate the success of our strategy and our ability to create value for our shareholders,” said Mr. Xin Zhou, E-House’s executive chairman. “For the whole year of 2009, we expect to achieve more than 10 million square meters of new properties sold, which will set an industry record and further solidify our industry leadership position.”
Mr. Zhou continued, “A major recent highlight for E-House was the successful IPO of our subsidiary China Real Estate Information Corporation, or CRIC, and its merger with SINA’s online real estate business, or SINA Leju. From our initial investment in the unique real estate database system in 2002, to its commercialization in 2006, to the founding of SINA Leju jointly with SINA, and to CRIC’s IPO and merger with SINA Leju with E-House as the controlling shareholder, we have demonstrated our continuous drive to innovate.”
Mr. Zhou concluded, “Looking forward to the fourth quarter, we are confident in maintaining our growth momentum. We believe that China’s economy will continue to improve and that the Chinese government will maintain its overall policy direction of protecting growth. This will provide key support for the continued growth in China’s real estate industry. With our brand name, project pipeline, execution experience and management team, we continue to be well positioned for a strong performance in 2010.”

Mr. Gordon Jianjun Zang, E-House’s acting chief executive officer, added, “During the third quarter, we were able to achieve impressive growth in the GFA and transaction value of new properties sold as well as primary agency service revenues. This reflects both improved market transaction levels and the successful buildup of our project pipeline during the previous market downturn. We also achieved impressive profit growth and substantially higher profit margins compared to last year, thanks to improvements in our project management skills and efficiency. This has allowed us to execute much higher transaction volume without proportionally increasing our headcount or operating costs.”
Financial Results for the Third Quarter and the First Nine Months of 2009
Revenues
Third quarter total revenues were $86.2 million, an increase of 119% from $39.3 million for the same quarter of 2008. For the first nine months of 2009, total revenues were $182.4 million, an increase of 58% from $115.5 million for the same period in 2008.
Primary Real Estate Agency Services
Third quarter revenues from primary real estate agency services were $59.4 million, an increase of 195% from $20.1 million for the same quarter of 2008. This increase was mainly due to a 235% increase in total GFA and a 314% increase in total transaction value of new properties sold, partially offset by a lower average commission rate of 1.4% in the third quarter of 2009, compared to 1.9% for the same period in 2008. (See “Selected Operating Data” below for more details on total GFA and total transaction value of new properties sold.) For the first nine months of 2009, revenues from primary real estate agency services were $118.0 million, an increase of 68% from $70.3 million for the same period in 2008. Total GFA and transaction value of new properties sold increased by 189% and 201%, respectively, for the first nine months of 2009 compared to the same period of 2008, partially offset by a lower average commission rate of 1.4% compared to 2.4% for the same period of 2008. The Company expects its average commission rate to increase in the fourth quarter of 2009 as higher transaction volume and value will result in more bonus commissions being recognized upon achieving specified sales targets.
Secondary Real Estate Brokerage Services
Third quarter revenues from secondary real estate brokerage services were $6.1 million, an increase of 246% from $1.8 million for the same quarter of 2008. The increase was mainly due to higher total secondary real estate transaction volume under improved market conditions, despite a decrease in the total number of secondary real estate brokerage stores E-House operated to 112 as of September 30, 2009, from 136 stores as of September 30, 2008. For the first nine months of 2009, revenues from secondary real estate brokerage services were $14.8 million, an increase of 88% from $7.8 million for the same period in 2008.
Revenues from China Real Estate Information Corporation (“CRIC”)
CRIC, a subsidiary of E-House, provides real estate information, consulting, advertising and online services. Third quarter revenues from CRIC were $20.5 million, an increase of 19% from $17.2 million for the same quarter of 2008. The growth was attributable to an increase in data integration and subscription services as CRIC further expanded coverage and marketing of the CRIC database in 2009. The growth was also attributable to the expansion of CRIC’s advertising services. For the first nine months of 2009, revenues from CRIC were $49.0 million, an increase of 34% from $36.6 million for the same period in 2008.
Cost of Revenues
Third quarter cost of revenues was $18.7 million, an increase of 130% from $8.1 million for the same quarter of 2008. The increase was mainly due to higher salaries and commissions paid to the Company’s sales staff as a result of higher transaction volume and value of new properties sold and a higher agency fee paid for signing new primary real estate projects. The expansion of real estate advertising services also contributed to the increase in cost of revenues in the third quarter due to additional cost of purchasing advertising spaces for resale. For the first nine months of 2009, cost of revenues was $41.9 million, an increase of 95% from $21.4 million for the same period in 2008.

Selling, General and Administrative Expenses
Third quarter selling, general and administrative expenses were $27.0 million, an increase of 27% from $21.4 million for the same quarter of 2008. The increase was primarily due to an increase in staff salaries and higher share-based compensation expenses as a result of share options granted in 2008 and 2009. For the first nine months of 2009, selling, general and administrative expenses were $73.0 million, an increase of 33% from $55.0 million for the same period in 2008.
Income from Operations
Third quarter income from operations was $40.4 million, an increase of 310% from $9.9 million for the same quarter of 2008. Income from operations excluding share-based compensation expenses (non-GAAP) for the third quarter of 2009 was $42.7 million, an increase of 291% from $10.9 million for the same quarter of 2008. For the first nine months of 2009, income from operations was $67.6 million, an increase of 72.9% from $39.1 million for the same period in 2008. Income from operations excluding share-based compensation expenses (non-GAAP) for the first nine months of 2009 was $73.6 million, an increase of 75.7% from $41.9 million for the same period in 2008.
Net Income Attributable to E-House Shareholders
Third quarter net income attributable to E-House shareholders was $34.9 million, an increase of 220% from $10.9 million for the same quarter of 2008. Third quarter net income attributable to E-House shareholders excluding share-based compensation expenses (non-GAAP) was $37.2 million, an increase of 211% from $12.0 million for the same quarter of 2008. The increase was mainly due to an increase of income from operations and an increase of other income, primarily representing cash subsidies received by the Company’s subsidiaries from local governments as incentives for investing in certain local districts, partially offset by a higher effective tax rate. The effective tax rate was unusually low in the third quarter of 2008 as a result of a clarification of the gradual tax rate implementation under the new enterprise income tax law, pursuant to which one of the Company’s subsidiaries located in Pudong New Area of Shanghai is eligible for a gradual rate increase to 25% over the 5-year period beginning from January 1, 2008. For the first nine months of 2009, net income attributable to E-House shareholders was $61.3 million, an increase of 96% from $31.3 million for the same period in 2008. For the first nine months of 2009, net income attributable to E-House shareholders excluding share-based compensation expenses (non-GAAP) was $67.3 million, an increase of 97% from $34.1 million for the same period in 2008.
Cash Flow
As of September 30, 2009, the Company had a cash balance of $220.8 million. Third quarter 2009 net cash inflow from operating activities was $28.2 million, mainly due to the net income of $34.9 million, a decrease in customer deposits of $11.2 million and an increase in income tax and other tax payables of $8.4 million, partially offset by an increase in accounts receivable of $21.5 million and a decrease in deposit payables of $10.0 million.
Recent Development
On October 16, 2009, E-House’s subsidiary, China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC), which provides real estate information, consulting, advertising and online services, listed its American depositary shares (“ADSs”), each representing one ordinary share, on the NASDAQ Global Select Market in an initial public offering (the “IPO”). Upon the completion of the IPO, CRIC also completed the merger with SINA Corporation’s (NASDAQ: SINA) online real estate business (the “SINA Transaction”). CRIC issued a total of 20,700,000 ADSs at $12.00 per ADS in connection with the IPO. Total proceeds to CRIC from the IPO were approximately $231 million after deducting underwriting discounts and commissions. Following the IPO and the SINA Transaction, E-House remained the majority shareholder of CRIC holding 50.04% of CRIC’s total outstanding shares, and SINA became CRIC’s second largest shareholder holding 33.35% of CRIC’s total outstanding shares.
Business Outlook
The Company estimates that its revenues for the fourth quarter of 2009 will be in the range of $103 million to $106 million, an increase of 164% to 172% over the same quarter in 2008. E-House’s revenues for the fourth quarter of 2009 other than revenues generated from the online real estate business that was merged into CRIC in October 2009 are estimated to be in the range of $90 million to $92 million, an increase of 131% to 136% over the same quarter in 2008. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call on November 17, 2009 at 8.30 a.m. U.S. Eastern Standard Time (9.30 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-213-8857
Hong Kong:	+852-3002-1672
Mainland China:	10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until November 24, 2009:

International:	+1-617-801-6888
Passcode:	45898663
Additionally, a live and archived webcast along with the transcript of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 50 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information, consulting, advertising, online and investment management services. The real estate information, consulting, advertising and online services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: net income attributable to E-House shareholders excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and net income per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding share-based compensation expenses that may not be indicative of its operating performance. E-House believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance. E-House computes its non-GAAP financial measures using the same consistent method from quarter to quarter. E-House believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in E-House’s business. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	September 30,
	2008	2009
ASSETS
Current assets
Cash and cash equivalents	225,663	220,791
Restricted cash	23,931	7,094
Marketable securities	8,096	—
Customer deposits	71,856	86,045
Unbilled accounts receivable, net	83,617	125,117
Accounts receivable, net	36,668	20,828
Properties held for sale	1,065	6,045
Prepaid expenses and other current assets	29,286	44,814
Amounts due from related parties	749	1,821

Total current assets	480,931	512,555
Property, plant and equipment, net	9,622	13,068
Intangible assets, net	3,433	6,282
Investment in affiliates	5,062	5,867
Goodwill	7,458	7,752
Other non-current assets	13,407	13,644

Total assets	519,913	559,168

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	21,947	—
Accounts payable	1,492	2,307
Accrued payroll and welfare expenses	11,629	16,043
Income tax payable	17,560	25,336
Other tax payable	6,638	8,949
Amounts due to related parties	622	1,525
Deposit payables	39,212	—
Payable for properties	—	10,250
Other current liabilities	9,572	15,121

Total current liabilities	108,672	79,531
Deferred tax liabilities	706	820
Other non-current liabilities	3,546	3,327

Total liabilities	112,924	83,678

Commitments and contingencies
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,769,481 and 79,696,663 shares issued and outstanding, as of December 31, 2008 and September 30, 2009, respectively	80	80
Additional paid-in capital	301,812	305,051
Retained earnings	85,295	145,797
Accumulated other comprehensive income	16,110	16,241

Total E-House shareholders’ equity	403,297	467,169
Non-controlling interest	3,692	8,321

Total equity	406,989	475,490

TOTAL LIABILITIES AND EQUITY	519,913	559,168

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
Revenues:	39,334	86,159	115,534	182,449
Cost of revenues	(8,115)	(18,687)	(21,425)	(41,867)
Selling, general and administrative expenses	(21,362)	(27, 024)	(55,005)	(72,972)

Income from operations	9,857	40,448	39,104	67,610

Interest expenses	(775)	—	(1,909)	(216)
Interest income	1,704	155	2,615	574
Other income, net	935	3,172	(419)	8,307

Income before taxes, equity in affiliates and non-controlling interest	11,721	43,775	39,391	76,275
Income tax expense	(1,555)	(8,589)	(8,555)	(14,756)

Income before equity in affiliates and non-controlling interest	10,166	35,186	30,836	61,519
Income from investment in affiliates	14	90	14	475
Net income	10,180	35,276	30,850	61,994

Net Income to Non-controlling interest	715	(362)	467	(668)

Net income attributable to E-House shareholders	10,895	34,914	31,317	61,326

Earnings per share:
Basic	0.13	0.44	0.39	0.77
Diluted	0.13	0.43	0.39	0.76
Shares used in computation:
Basic	82,473,759	79,652,486	81,770,462	79,577,590
Diluted	82,715,712	80,863,947	82,129,097	80,244,593
Notes
Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8290 on September 30, 2009 and USD1 = RMB6.8311 for the three months ended September 30, 2009.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP income from operations	9,857	40,448	39,104	67,610

Share-based compensation expense	1,059	2,255	2,798	5,998

Non-GAAP income from operations	10,916	42,703	41,902	73,608

GAAP net income attributable to E-House shareholders	10,895	34,914	31,317	61,326

Share-based compensation expenses	1,059	2,255	2,798	5,998

Non-GAAP net income attributable to E-House shareholders	11,954	37,169	34,115	67,324

GAAP income per ADS — basic	0.13	0.44	0.39	0.77

GAAP income per ADS — diluted	0.13	0.43	0.39	0.76

Non-GAAP income per ADS — basic	0.14	0.47	0.42	0.85

Non-GAAP income per ADS — diluted	0.14	0.46	0.42	0.84

Shares used in calculating basic GAAP /Non-GAAP income attributable to shareholders per ADS	82,473,759	79,652,486	81,770,462	79,577,590

Shares used in calculating diluted GAAP / Non-GAAP income attributable to shareholders per ADS	82,715,712	80,863,947	82,129,097	80,244,593

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	998	3,339	2,565	7,417
Total value of new properties sold (millions of $)	1,041	4,312	2,912	8,753